UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

001-33444

(Commission File Number)

Eurand N.V.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of registrant’s name into English)

Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal corporate office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 5, 2010, Eurand N.V. (“Eurand) announced in a press release its financial results of operations for the fiscal quarter ended September 30, 2010.  A copy of Eurand’s press release announcing these financial results is attached as Exhibit 1 to this Form 6-K.

In connection with the press release, Eurand will hold a telephone conference call at 8:30 a.m. (ET) on November 5, 2010.  A call transcript will be furnished on Form 6-K subsequent to the conference call.

The information in this 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibits:

Exhibit #	Description
1	Press Release issued on November 5, 2010 announcing results of operations for the fiscal quarter ended September 30, 2010

EXHIBIT INDEX

Exhibit #	Description
1	Press Release issued on November 5, 2010 announcing results of operations for the fiscal quarter ended September 30, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2010

EURAND N.V.
(Registrant)

By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer